SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, June 2015
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Strong Software Revenue and Positive Cash Flow for the Fiscal 2016 First Quarter
2	BlackBerry Supplemental Financial Information

Document 1

June 23, 2015
FOR IMMEDIATE RELEASE

BlackBerry Reports Strong Software Revenue and Positive Cash Flow for the Fiscal 2016 First Quarter

Waterloo, ON  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today reported financial results for the three months ended May 30, 2015 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Q1 Highlights

•	Software and technology licensing revenue of $137 million, a 150% increase over Q1 FY15

•	Positive free cash flow of $123 million in the quarter

•	Cash and investments balance of $3.32 billion at the end of the fiscal quarter, an increase of $50 million over Q4 FY15

•	Non-GAAP loss of ($0.05) per share, improving on a loss per share of ($0.11) in Q1 FY15

•	Basic GAAP earnings of $0.13 per share

•	Non-GAAP operating loss of ($7) million, improving on a non-GAAP operating loss of ($41) million in Q1 FY15

•	Non-GAAP gross margin of 50.3% and GAAP gross margin of 47.1%

•	Adjusted EBITDA of $157 million, a 5% increase over Q1 FY15

•	Acquired WatchDox, a leader in high-security document synchronization, sharing and management

•	Launched the BlackBerry Leap in April, with availability in 22 markets

•	Entered into joint development deals with Wistron and Compal for devices, in addition to the Company’s existing partnership with Foxconn

Q1 Results

Revenue for the first quarter of fiscal 2016 was $658 million. The revenue breakdown for the quarter was approximately 40% for hardware, 38% for services and 21% for software and technology licensing. BlackBerry had 2,600 enterprise customer wins in the quarter. Approximately 45% of the licenses associated with these deals are cross-platform. During the first quarter, the Company recognized hardware revenue on approximately 1.1 million BlackBerry smartphones with an ASP of $240.

Non-GAAP loss for the first quarter was $(28) million, or $(0.05) per share, compared to a loss of $(0.11) per share in the same year-ago period. GAAP basic net income for the quarter was $68 million, or $0.13 per basic share. Basic GAAP net income includes non-cash income associated with the change in the fair value of the debentures of $157 million (the “Q1 Fiscal 2016 Debentures Fair Value Adjustment”) and pre-tax charges of $61 million related to restructuring. The impact of these adjustments on GAAP net income and earnings per share is summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments was $3.32 billion as of May 30, 2015. The cash balance increased $50 million in the first quarter. Excluding $1.25 billion in the face value of our debt, the net cash balance at the end of the quarter was $2.07 billion. Purchase orders with contract manufacturers totaled approximately $238 million at the end of the first quarter, compared to $394 million at the end of the fourth quarter. Operating cash flow was $134 million with free cash flow (operating cash flow minus capital expenditures) of $123 million.

In Q1, BlackBerry completed its acquisition of WatchDox, a leading provider of secure enterprise file-sync-and-share (EFSS) solutions that allows users to protect, share and work with their files on Android, iOS, Windows Phone, BlackBerry and PCs. WatchDox will be integrated into BlackBerry’s BES12 Enterprise Mobility Management solution, extending the company’s ability to secure communications end-to-end from voice, text, messaging and data to now include documents.

In addition to BlackBerry’s existing partnership with Foxconn, the Company also entered into joint development and manufacturing agreements with Wistron Corporation and Compal Electronics. These agreements will reduce the time to market of new devices, streamline the supply chain, leverage greater economies of scale and enable resource and fixed asset reductions for greater business efficiency - which are all significant steps toward BlackBerry achieving profitability in its devices business.

“I am pleased with the strong performance of our software and technology business. This is key to BlackBerry’s future growth,” said Executive Chairman and CEO John Chen. “Our financials reflect increased investments to sales and customer support for our software business. In addition, we are taking steps to make the handset business profitable. We believe these actions are prudent and necessary to grow the business and we believe the remaining milestones in our strategic plan are achievable.”

Outlook

The company continues to anticipate positive free cash flow. The company continues to target sustainable non-GAAP profitability some time in fiscal 2016.

Reconciliation of GAAP gross margin, gross margin percentage, income before income taxes, net income and earnings per share to Non-GAAP gross margin, gross margin percentage, loss before income taxes, net loss and loss per share:
(United States dollars, in millions except per share data)

	For the three months ended May 30, 2015
	Gross margin (1)	Gross margin % (1)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported	$310	47%	$73	$68	$0.13
Adjustments:
Q1 Fiscal 2016 Debenture Fair Value Adjustment (2)	—	—%	(157)	(157)
CORE Program Charges (3)	—	—%	9	9
RAP Charges (4)	21	3%	52	52
Adjusted	$331	50%	$(23)	$(28)	$(0.05)

Note: Non-GAAP gross margin, gross margin percentage, loss before income taxes, non-GAAP net loss and non-GAAP loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the first quarter of fiscal 2016, the Company reported GAAP gross margin of $310 million or 47% of revenue. Excluding the impact of the RAP charges included in cost of sales, the adjusted gross margin was $331 million, or 50%.

(2)
During the first quarter of fiscal 2016, the Company recorded the Q1 Fiscal 2016 Debentures Fair Value Adjustment of $157 million. This adjustment was presented on a separate line in the Consolidated Statement of Operations.

(3)
During the first quarter of fiscal 2016, the Company incurred charges related to the CORE program of $9 million, of which $2 million were included in research and development and $7 million were included in selling, marketing, and administration expenses.

(4)
During the first quarter of fiscal 2016, the Company incurred charges related to the RAP of $52 million, of which $21 million were included in cost of sales, $13 million were included in research and development and $18 million were included in selling, marketing, and administration expenses.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarter ended
	May 30, 2015		February 28, 2015		November 29, 2014		August 30, 2014		May 31, 2014
North America	$285	43.3%	$205	31.0%	$213	26.9%	$297	32.4%	$276	28.6%
Europe, Middle East and Africa	245	37.2%	283	42.9%	366	46.1%	368	40.2%	414	42.9%
Latin America	42	6.4%	60	9.1%	84	10.6%	111	12.1%	125	12.9%
Asia Pacific	86	13.1%	112	17.0%	130	16.4%	140	15.3%	151	15.6%
Total	$658	100.0%	$660	100.0%	$793	100.0%	$916	100.0%	$966	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-877-795-3635 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 11 am ET by dialing 1-647-436-0148 and entering pass code 8517132# or by clicking the link above. This replay will be available until 11 am ET July 9th, 2015.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ.
For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s ability to reach sustainable non-GAAP profitability by the end of fiscal 2016 and expectations regarding its cash flow and revenue trend; BlackBerry’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives; anticipated demand for, and the timing of, new product and service offerings, and BlackBerry’s plans and expectations relating to its existing and new product and service offerings, including BES10, BES12, BlackBerry 10 smartphones, services related to BBM and the BlackBerry IoT Platform; BlackBerry’s expectations regarding expanding its distribution capability and realizing the related benefits some time in fiscal 2016; BlackBerry’s expectations regarding the generation of revenue from its software, services and other technologies; BlackBerry’s expected benefits from its plans to reallocate resources through its resource alignment program; BlackBerry’s anticipated levels of decline in service revenue in the second quarter of fiscal 2016; BlackBerry’s expectations for gross margin for the next quarter; BlackBerry’s expectations for operating expenses for the next few quarters; BlackBerry’s expectations regarding its common share repurchase program; BlackBerry's expectations with respect to the sufficiency of its financial resources and maintaining its strong cash position; and BlackBerry’s estimates of purchase obligations and other contractual commitments.
The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of BlackBerry's Annual Information Form, and the following risks: BlackBerry’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the BES12 platform and deploy BlackBerry 10 smartphones; BlackBerry’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability or mitigate the impact of the decline in BlackBerry’s service access fees; BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, or to meet customer requirements, including risks related to new product introductions; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; intense competition, rapid change and significant strategic alliances within BlackBerry’s industry; risks related to sales to customers in highly regulated industries and governmental entities; BlackBerry’s ability to maintain its existing relationships with its carrier partners and distributors; security risks; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions; dependence on BlackBerry’s ability to attract new personnel and retain key personnel; BlackBerry’s increasing reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to BlackBerry changing manufacturers or reducing the number of manufacturers or suppliers it uses; BlackBerry’s reliance on its suppliers for functional components and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to maintain or increase its liquidity and service its debt and sustaining recent cost reductions; BlackBerry’s ability to address inventory and asset risk and the potential for additional charges related to its inventory and long-lived assets; risks related to BlackBerry’s significant indebtedness; risks related to acquisitions, divestitures, investments and other business initiatives; risks related to foreign operations, including fluctuations in foreign currencies, and collecting accounts receivables in jurisdictions with foreign currency controls; risks related to intellectual property rights; risks related to litigation, including litigation claims arising from BlackBerry’s disclosure practices; BlackBerry’s ability to supplement and manage its BlackBerry World applications catalogue; reliance on strategic alliances and relationships with third-party network infrastructure developers; potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; risks related to the collection, storage, transmission, use and disclosure of user and personal information; risks related to the failure of BlackBerry’s suppliers and other parties it does business with to use acceptable ethical business practices; risks related to government regulations, including regulations relating to encryption technology; costs and other burdens associated with recently adopted regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; risks related to tax liabilities; risks related to economic and geopolitical conditions; and difficulties in forecasting BlackBerry’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited. BlackBerry, BBM, QNX and related trademarks are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended
	May 30, 2015	February 28, 2015	May 31, 2014
Revenue	$658	$660	$966
Cost of sales	348	342	515
Gross margin	310	318	451
Gross margin %	47.1%	48.2%	46.7%
Operating expenses
Research and development	139	134	237
Selling, marketing and administration	174	172	400
Amortization	65	68	81
Debentures fair value adjustment	(157)	50	(287)
	221	424	431
Operating income (loss)	89	(106)	20
Investment income (loss), net	(16)	105	(26)
Income (loss) before income taxes	73	(1)	(6)
Provision for (recovery of) income taxes	5	(29)	(29)
Net income	$68	$28	$23
Earnings (loss) per share
Basic	$0.13	$0.05	$0.04
Diluted	$(0.10)	$0.05	$(0.37)

Weighted-average number of common shares outstanding (000’s)
Basic	529,235	528,685	526,742
Diluted	670,539	543,556	658,228
Total common shares outstanding (000's)	529,484	528,802	526,908

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	May 30, 2015	February 28, 2015
Assets
Current
Cash and cash equivalents	$1,165	$1,233
Short-term investments	1,799	1,658
Accounts receivable, net	470	503
Other receivables	93	97
Inventories	133	122
Income taxes receivable	16	169
Other current assets	258	375
Deferred income tax asset	8	10
	3,942	4,167
Long-term investments	293	316
Restricted cash	59	59
Property, plant and equipment, net	519	556
Goodwill	96	76
Intangible assets, net	1,281	1,375
	$6,190	$6,549
Liabilities
Current
Accounts payable	$149	$235
Accrued liabilities	466	658
Deferred revenue	464	470
	1,079	1,363
Long term debt	1,550	1,707
Deferred income tax liability	48	48
	2,677	3,118
Shareholders’ Equity
Capital stock and additional paid-in capital	2,459	2,444
Retained earnings	1,078	1,010
Accumulated other comprehensive loss	(24)	(23)
	3,513	3,431
	$6,190	$6,549

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	Three Months Ended
	May 30, 2015	May 31, 2014
Cash flows from operating activities
Net income	$68	$23
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	164	191
Deferred income taxes	2	25
Stock-based compensation	14	14
Loss on disposal of property, plant and equipment	12	108
Debentures fair value adjustment	(157)	(287)
Other	16	6
Net changes in working capital items:
Accounts receivable, net	35	227
Other receivables	4	(73)
Inventories	(11)	137
Income tax receivable, net	153	298
Other current assets	124	104
Accounts payable	(86)	(213)
Accrued liabilities	(191)	(190)
Deferred revenue	(13)	(68)
Net cash provided by operating activities	134	302
Cash flows from investing activities
Acquisition of long-term investments	(77)	(215)
Proceeds on sale or maturity of long-term investments	1	11
Acquisition of property, plant and equipment	(11)	(26)
Proceeds on sale of property, plant and equipment	—	292
Acquisition of intangible assets	(11)	(142)
Business acquisitions, net of cash acquired	(53)	—
Acquisition of short-term investments	(574)	(824)
Proceeds on sale or maturity of short-term investments	532	799
Net cash used in investing activities	(193)	(105)
Cash flows from financing activities
Issuance of common shares	1	2
Transfer to restricted cash	—	(69)
Net cash provided by (used in) financing activities	1	(67)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(10)	1
Net increase (decrease) in cash and cash equivalents during the period	(68)	131
Cash and cash equivalents, beginning of period	1,233	1,579
Cash and cash equivalents, end of period	$1,165	$1,710

As at	May 30, 2015	February 28, 2015
Cash and cash equivalents	$1,165	$1,233
Short-term investments	1,799	1,658
Long-term investments	293	316
Restricted cash	59	59
	$3,316	$3,266

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16

Software and Technology Licensing	$54	$62	$57	$74	$247	$137
Hardware	379	418	361	274	1,432	263
Service	519	421	365	301	1,606	252
Other	14	15	10	11	50	6
Revenue	966	916	793	660	3,335	658
Cost of sales
Cost of sales	502	491	365	311	1,669	329
Inventory write-down	23	7	24	41	95	21
Supply commitment charges (recovery)	(10)	(7)	(6)	(10)	(33)	(2)
Total cost of sales	515	491	383	342	1,731	348
Gross margin	451	425	410	318	1,604	310
Operating expenses
Research and development	237	186	154	134	711	139
Selling, marketing and administration	400	195	171	172	938	174
Amortization	81	75	74	68	298	65
Debentures fair value adjustment	(287)	167	150	50	80	(157)
Total operating expenses	431	623	549	424	2,027	221
Operating income (loss)	20	(198)	(139)	(106)	(423)	89
Investment income (loss), net	(26)	(20)	(21)	105	38	(16)
Income (loss) from continuing operations before income taxes	(6)	(218)	(160)	(1)	(385)	73
Income taxes (recovery)	(29)	(11)	(12)	(29)	(81)	5
Net income (loss)	$23	$(207)	$(148)	$28	$(304)	$68
Earnings (loss) per share
Basic earnings (loss) per share	$0.04	$(0.39)	$(0.28)	$0.05	$(0.58)	$0.13
Diluted earnings (loss) per share	$(0.37)	$(0.39)	$(0.28)	$0.05	$(0.58)	$(0.10)
Weighted-average number of common shares outstanding (000's)
Basic	526,742	527,218	528,090	528,685	527,684	529,235
Diluted	658,228	527,218	528,090	543,556	527,684	670.539

Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16
Rockstar sale adjustment	$—	$—	$—	$(115)	$(115)	$—
Debentures fair value adjustment	(287)	167	150	50	80	(157)
CORE program charges	226	33	5	58	322	9
RAP charges	—	—	—	—	—	52
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	$(61)	$200	$155	$(7)	$287	$(96)

Non-GAAP Adjustments (Three Months Ended, After-Tax)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16
Rockstar sale adjustment	$—	$—	$—	$(115)	$(115)	$—
Debentures fair value adjustment	(287)	167	150	50	80	(157)
CORE program charges	204	29	4	57	294	52
RAP charges	—	—	—		—	9
Total Non-GAAP Adjustments (Three Months Ended, After-Tax)	$(83)	$196	$154	$(8)	$259	$(96)

Adjusted EBITDA	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16
GAAP operating income (loss)	$20	$(198)	$(139)	$(106)	$(423)	$89
Non-GAAP adjustments to operating income	(61)	200	155	108	402	(96)
Non-GAAP operating income (loss)	(41)	2	16	2	(21)	(7)
Amortization	191	171	170	162	694	164
Adjusted EBITDA	$150	$173	$186	$164	$673	$157

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Income (Loss) and Non-GAAP Earnings (Loss) per Share	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16
GAAP Net Income (Loss)	$23	$(207)	$(148)	$28	$(304)	$68
Total Non-GAAP adjustments (three months ended, after-tax)	(83)	196	154	(8)	259	(96)
Non-GAAP Net Income (Loss)	$(60)	$(11)	$6	$20	$(45)	$(28)

Non-GAAP Earnings (loss) per Share	$(0.11)	$(0.02)	$0.01	$0.04	$(0.09)	$(0.05)

Shares outstanding for Non-GAAP Loss per share reconciliation	526,742	527,218	540,400	543,556	527,684	529.235

Adjusted loss before income taxes, adjusted net loss and adjusted loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q3 FY15	FY15	Q1 FY16
Cost of sales	$12	$10	$—	$1	$23	$—
Research and development	41	19	4	6	70	2
Selling, marketing and administration	173	4	1	51	229	7
Total CORE Charges	$226	$33	$5	$58	$322	$9
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q3 FY15	FY15	Q1 FY16
Cost of sales	$12	$10	$—	$1	$23	$21
Research and development	41	19	4	6	70	13
Selling, marketing and administration	173	4	1	51	229	18
Total RAP Charges	$226	$33	$5	$58	$322	$52
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16
In cost of sales
Property, plant and equipment	$27	$16	$14	16	$73	$16
Intangible assets	83	80	82	78	323	83
Total in cost of sales	110	96	96	94	396	99

In operating expenses amortization
Property, plant and equipment	33	28	27	23	111	20
Intangible assets	48	47	47	45	187	45
Total in operating expenses amortization	81	75	74	68	298	65

Total amortization
Property, plant and equipment	60	44	41	39	184	36
Intangible assets	131	127	129	123	510	128
Total amortization	$191	$171	$170	$162	$694	$164

The information above is supplied to provide meaningful supplemental information regarding the Company's operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 23, 2015	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer